Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

As at and for the three and nine months ended

September 30, 2013 and 2012

(Unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2013 and December 31, 2012

(Unaudited and expressed in thousands of US dollars)

		September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents		$18,199	$13,856
Inventory	Note 4	24,358	26,342
Other accounts receivable	Note 5 (ii)	7,365	7,983
Recoverable taxes	Note 5	4,841	9,031
Prepaid expenses and sundry assets		2,971	3,055
Derivatives	Note 6	-	43
		57,734	60,310
Prepaid expenses and sundry assets		3,131	2,428
Restricted cash		109	609
Assets held for sale		1,347	612
Recoverable taxes	Note 5	52,424	54,458
Property, plant and equipment	Note 7	259,006	301,383
Mineral exploration projects	Note 8	67,908	84,075
		$441,659	$503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	Note 9	$23,508	$29,745
Notes payable	Note 10	46,184	27,388
Income taxes payable		16,646	15,451
Reclamation provisions		3,958	4,124
Other provisions	Note 14	7,349	4,796
Deferred compensation liabilities		37	105
Other liabilities		-	20
		97,682	81,629
Notes payable	Note 10	251,231	240,158
Option component of convertible notes	Note 6	81	4,458
Deferred income taxes		5,657	6,624
Reclamation provisions		14,533	16,927
Deferred compensation liabilities		56	216
Other liabilities		57	60
		369,297	350,072
Shareholders' equity:
Share capital		371,077	370,043
Stock options		874	2,137
Contributed surplus		17,638	16,015
Deficit		(317,227)	(234,392)
		72,362	153,803
		$441,659	$503,875

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Going concern basis of accounting (Note 2)

Subsequent event (Note 16)

On behalf of the Board:

(signed) “Richard Falconer”	(signed) “David Petroff”

Jaguar Mining Inc. | 1

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three and nine months ended September 30, 2013 and 2012

(Unaudited and expressed in thousands of US dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2013	2012	2013	2012

Gold sales		$32,082	$38,412	$105,679	$135,919
Production costs		(20,456)	(25,183)	(67,245)	(107,833)
Stock-based compensation		5	100	14	443
Depletion and amortization		(8,135)	(7,807)	(24,235)	(31,729)
Gross profit (loss)		3,496	5,522	14,213	(3,200)

Operating expenses:
Exploration		160	730	761	801
Paciência care and maintenance		487	3,126	1,940	3,126
Stock-based compensation (recoveries)		55	427	346	(1,868)
Administration		4,095	5,885	13,067	14,831
Amortization		281	297	861	878
Other		925	795	5,536	1,786
Total operating expenses		6,003	11,260	22,511	19,554
Loss before the following		(2,507)	(5,738)	(8,298)	(22,754)

Gain on derivatives		(57)	(16)	(536)	(130)
Loss (gain) on conversion option embedded in convertible debt	Note 6	(213)	4,741	(4,377)	(67,011)
Foreign exchange (gain) loss		304	734	3,017	5,245
Accretion expense		444	527	1,336	1,660
Interest expense		8,640	7,177	24,886	21,377
Interest income		(139)	(617)	(652)	(3,039)
Loss (gain) on disposition of property		829	197	3,120	(171)
Impairment of properties	Note 7	-	-	46,834	47,692
Other non-operating expenses (recoveries)		(174)	2,439	(497)	2,973
Total other expenses		9,634	15,182	73,131	8,596
Loss before income taxes		(12,141)	(20,920)	(81,429)	(31,350)
Income taxes
Current income taxes		818	303	1,819	924
Deferred income taxes (recovery)		233	402	(413)	2,892
Total income taxes		1,051	705	1,406	3,816
Comprehensive loss for the period		$(13,192)	$(21,625)	$(82,835)	$(35,166)

Basic and diluted loss per share	Note 12	$(0.15)	$(0.26)	$(0.97)	$(0.42)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 2

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2013 and 2012

(Unaudited and expressed in thousands of US dollars except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period	$(13,192)	$(21,625)	$(82,835)	$(35,166)
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss (gain)	(612)	(1,981)	(148)	(3,715)
Stock-based compensation expense (recovery)	50	327	331	(2,311)
Interest expense	8,640	7,177	24,886	21,377
Accretion expense	444	527	1,336	1,660
Deferred income taxes (recovery)	233	402	(413)	2,892
Depletion and amortization	8,416	8,104	25,096	32,607
Provision and loss on disposition of property, plant and equipment	710	2,586	2,934	3,133
Write-down of Paciência inventory	-	-	-	2,394
Impairment of properties	-	-	46,834	47,692
Unrealized loss (gain) on derivatives	-	23	43	(90)
Unrealized loss (gain) on option component of convertible note	(213)	4,741	(4,376)	(67,011)
Reclamation expenditure	(198)	(73)	(281)	(186)
	4,278	208	13,407	3,276
Change in non-cash operating working capital:
Accounts receivable	1,025	-	-	-
Inventory	221	1,854	2,091	5,586
Other accounts receivable	1,601	569	619	(716)
Recoverable taxes	(200)	(2,754)	4,175	(6,781)
Prepaid expenses and sundry assets	(24)	(1,262)	(1,310)	(3,098)
Accounts payable and accrued liabilities	(1,808)	(1,732)	(6,639)	(3,973)
Income taxes payable	877	364	1,195	(961)
Other provisions	(896)	189	2,553	802
Deferred compensation liabilities	(2)	(36)	(79)	(2,304)
	5,072	(2,600)	16,012	(8,169)
Financing activities:
Repayment of debt	(13,049)	(7,196)	(26,735)	(9,415)
Increase in debt	5,478	6,200	45,990	13,200
Decrease in restricted cash	-	500	500	499
Interest paid	(4,307)	(3,229)	(12,785)	(10,223)
Other liabilities	1	1	(23)	(1,707)
	(11,877)	(3,724)	6,947	(7,646)
Investing activities:
Mineral exploration projects	(123)	(973)	(831)	(7,935)
Purchase of property, plant and equipment	(4,668)	(6,781)	(18,548)	(37,795)
Proceeds from disposition of property, plant and equipment	339	187	820	869
	(4,452)	(7,567)	(18,559)	(44,861)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	395	1,938	(57)	6,192
Increase (decrease) in cash and cash equivalents	(10,862)	(11,953)	4,343	(54,484)
Cash and cash equivalents, beginning of period	29,061	31,944	13,856	74,475
Cash and cash equivalents, end of period	$18,199	$19,991	$18,199	$19,991

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended September 30, 2013 and 2012

(Unaudited and expressed in thousands of US dollars)

	Common Shares		Stock Options		Contributed
	Shares	Amount	Options	Amount	Surplus	Deficit	Total

Balance as at January 1, 2012	84,409,648	$370,043	4,005,000	$14,207	$3,414	$(149,855)	$237,809
Stock options granted	-	-	1,326,250	319	-	-	319
Vested options expired	-	-	(195,000)	(688)	688	-	-
Vested options expired upon termination	-	-	(1,285,000)	(4,675)	4,675	-	-
Net loss	-	-	-	-	-	(35,166)	(35,166)
Balance as at September 30, 2012	84,409,648	$370,043	3,851,250	$9,163	$8,777	$(185,021)	$202,962

Balance as at January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$16,015	$(234,392)	$153,803
Shares issued (Note 11)	1,986,708	1,034	-	-	-	-	1,034
Stock options (Note 11)	-	-	277,778	360	-	-	360
Vested options forfeited	-	-	(70,000)	(231)	231	-	-
Vested options expired upon termination	-	-	(440,000)	(1,392)	1,392	-	-
Net loss	-	-	-	-	-	(82,835)	(82,835)
Balance as at September 30, 2013	86,396,356	$371,077	1,604,028	$874	$17,638	$(317,227)	$72,362

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporation Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2013 and 2012 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Going concern:

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due. As at September 30, 2013, the Company had a working capital deficiency of $39.9 million and an accumulated deficit of $317.2 million. The Company incurred a loss for the three and nine month periods ended September 30, 2013 amounting to $13.2 million and $82.8 million, respectively.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure its Convertible Debentures of $165.0 million due in November 2014 and $103.5 million due in March 2016, will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. There is no assurance that the Company’s financing initiatives, which necessarily include the Company’s ability to restructure its Convertible Debentures of $165.0 million due in November 2014 and $103.5 million due in March 2016, will be successful or sufficient and accordingly, this fact, along with the factors discussed in the preceding paragraph results in a material uncertainty that casts significant doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects beyond those write-downs.

If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications, and such adjustments could be material.

The Company has been exploring and will continue to consider all of its options to maintain and raise capital when and as needed, including selling assets and/or issuing debt and/or equity securities subject to prevailing market conditions.

Jaguar Mining Inc. | 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

3.	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). ”). These condensed interim consolidated financial statements do not include all annual disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in connection with the Company’s December 31, 2012 audited annual financial statements.

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard was adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

Jaguar Mining Inc. | 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

These condensed interim consolidated financial statements were approved by the Board of Directors on the recommendation of the Audit Committee on November 7, 2013.

4.	Inventory:

	September 30,	December 31,
	2013	2012
Raw material	$2,963	$3,483
Mine operating supplies	8,636	9,221
Ore stockpiles	623	1,308
Gold in process	12,136	12,330
Total Inventory	$24,358	$26,342

5.	Recoverable taxes:
	December 31, 2012	Additions	Sale of credits	Applied to payroll taxes	Foreign exchange	Septmber 30, 2013
Value added taxes and other (i)	$47,229	$4,325	$-	$(2,656)	$(3,811)	$45,087
ICMS (ii)	19,182	2,730	(6,153)	-	(1,311)	14,448
Reserve for ICMS (ii)	(2,922)	34	618	-	-	(2,270)
	63,489	7,089	(5,535)	(2,656)	(5,122)	57,265

Less: current portion	9,031					4,841
Long-term portion	$54,458					$52,424

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	ICMS – Imposto sobre circulação de mercadorias e prestação de servicos is a type of value added tax which can either be sold to other companies (usually at a discount rate ranging from 10% to 15%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the State it was generated, in the case of Jaguar, in the State of Minas Gerais, Brazil.

Recorded as Other accounts receivable is $7.4 million related to receivable from sales of ICMS tax credits to other companies (December 31, 2012 - $8.0 million).

6.	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk. The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as at December 31, 2012.

Liquidity Risk

As at September 30, 2013, the Company had a working capital deficiency of $39.9 million and an accumulated deficit of $317.2 million. The Company incurred a loss for the three and nine month periods ended September 30, 2013 amounting to $13.2 million and $82.8 million respectively. The Company’s financial liabilities and other commitments are listed in Note 13.

Jaguar Mining Inc. | 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure its Convertible Debentures of $165.0 million due in November 2014 and $103.5 million due in March 2016, will be successful or sufficient.

Derivative financial instruments

i)	Forward sales contract:

As of September 30, 2013, no forward sales contracts were outstanding.

ii)	Forward foreign exchange contracts:

As at September 30, 2013, no forward foreign exchange contracts were outstanding. As at December 31, 2012, derivative assets included $43,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts outstanding at that time.

Financial instruments

i)	The fair value of the following financial assets and liabilities approximate their carrying amount due to the limited term of these instruments:

a.	Cash and cash equivalent
b.	Restricted cash
c.	Other accounts receivable
d.	Accounts payable and accrued liabilities
e.	Other provisions
f.	Deferred compensation liabilities

The fair value of the Notes payable is based on their market price, if available, and it is disclosed in Note 10.

ii)	Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Jaguar Mining Inc. | 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

c.	Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

As at September 30, 2013, the option component of the convertible notes was measured at fair value as follows:

	September 30,	December 31,
	2013	2012
Option component of convertible notes	$81	$4,458

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

iii)	Inter-relationship between key unobservable inputs and fair value measurements:

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at September 30, 2013 and December 31, 2012 with all other variables held constant. It shows how the option component of the convertible notes and income before taxes would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Impact of Changes as at September 30, 2013	Impact of Changes as at December 31, 2012
Volatility	5% increase	$32	$457
	5% decrease	(26)	(456)
Credit spread	1% increase	$1	$40
	1% decrease	(1)	(42)

The carrying amount of the option components of the convertible notes was $81,000 as at September 30, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $213,000 and $4.3 million for the three and nine months ended September 30, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of loss and comprehensive loss (three and nine months ended September 30, 2012 - $4.7 million loss and $67.0 million gain, respectively).

Jaguar Mining Inc. | 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

7.	Property, plant and equipment (“PPE”):

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance at January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,164	3,855	6	10,379	32,760	50,189
Interest capitalized	-	-	-	-	-	(229)	(229)
Disposals	-	(3,820)	(7,020)	(430)	-	-	(11,270)
Transfer to assets held for sale	-	(154)	(1,748)	-	(998)	-	(2,900)
Reclassify within PPE	1,790	2	16,924	44	(18,760)	-	-
Reclassify from MEP	-	-	-	-	-	2,230	2,230
Balance at December 31, 2012	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983

Balance at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	-	25	1,385	18	3,670	11,316	16,414
Interest capitalized	-	-	-	-	-	409	409
Disposals	-	(131)	(5,280)	-	(397)	-	(5,808)
Transfer to assets held for sale	-	134	(951)	-	397	-	(420)
Reclassify within PPE	18	-	2,062	-	(2,080)	-	-
Balance at September 30, 2013	$15,698	$13,662	$229,658	$2,382	$3,983	$330,195	$595,578

Accumulated amortization and impairment
Balance at January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the year	868	2,226	18,563	461	-	19,158	41,276
Impairment loss	1,115	1,238	18,384	189	922	69,748	91,596
Transfer to assets held for sale	-	(96)	(982)	-	-	-	(1,078)
Disposals	-	(2,622)	(3,430)	(430)	-	-	(6,482)
Balance at December 31, 2012	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600

Balance at January 1, 2013	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600
Amortization for the period	806	1,458	12,031	349	-	11,003	25,647
Impairment loss	1,192	-	-	-	-	28,571	29,763
Disposals	(716)	(81)	(1,924)	-	-	-	(2,721)
Transfer to assets held for sale	-	90	193	-	-	-	283
Balance at September 30, 2013	$11,054	$9,254	$100,130	$1,532	$922	$213,680	$336,572

Carrying amounts
At December 31, 2012	$5,908	$5,847	$142,612	$1,181	$1,471	$144,364	$301,383
At September 30, 2013	$4,644	$4,408	$129,528	$850	$3,061	$116,515	$259,006

Jaguar Mining Inc. | 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

During the year ended December 31, 2012, the Company recorded impairment charges in the amount of $90.1 million for the Paciência property and $12.9 million for the Turmalina property. The total impairment charge for the year ended December 31, 2012 was $103.0 million. During the quarter ended June 30, 2013, the Company updated its impairment test due to the decrease in gold price. This reassessment generated an increase of $46.8 million in the impairment charge, being $3.9 million related to the Paciência project, $17.8 million related to the Turmalina project and $25.1 million for the Caeté project.

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.

The impairment loss of $46.8 million was allocated to the following balance sheet lines: $29.8 million was allocated to property, plant and equipment and $17.0 million of the loss was allocated to mineral exploration projects. The recoverable amount of the properties was determined using a fair value less cost to sell approach (“FVLCS”). FVLCS for the properties was determined by considering the net present value of future cash flows generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:	9.63%
Gold price:	first year: $1,300
thereafter:	$1,400

Expected future cash flows used to determine the FVLCS used in the impairment testing of the Paciência, Turmalina and Caeté properties are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels; operating costs and capital expenditures reflected in the life of mine plans; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

8.	Mineral exploration projects:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance at January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	439	711	529	7,050	39	8,768
Impairment loss	(3,302)	(8,099)	-	-	-	(11,401)
Reclassify to PPE	(753)	(1,477)	-	-	-	(2,230)
Balance at December 31, 2012	$-	$-	$16,910	$67,126	$39	$84,075

Balance at January 1, 2013	$-	$-	$16,910	$67,126	$39	$84,075
Additions	-	78	4	349	352	783
Interest capitalized	-	-	121	-	-	121
Impairment loss (Note 7)	-	(76)	(16,995)	-	-	(17,071)
Balance at September 30, 2013	$-	$2	$40	$67,475	$391	$67,908

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

9.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2013	2012
Accounts payable (suppliers)	$9,442	$17,582
Interest payable	3,617	3,217
Accrued payroll	9,674	7,793
Other	775	1,153
	$23,508	$29,745

10.	Notes payable:

	September 30,	December 31,
	2013	2012
Bank indebtedness	$15,769	$25,470
Vale note	2,050	1,918
Renvest credit facility (a)	28,365	-
Notes payable - current portion	46,184	27,388

Bank indebtedness	180	368
Vale note	6,152	5,754
4.5% convertible notes	153,368	145,818
5.5% convertible notes	91,531	88,218
Notes payable - long-term portion	251,231	240,158

Total notes payable	297,415	267,546

Fair value of notes payable	$101,480	$128,625

Principal repayments over the next four years:
	2013	$17,820
	2014	201,951
	2015	190
	2016	103,500
Total		323,461
Less: unamortized discounts		26,046
		$297,415

(a)	On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).

On January 25, 2013, the Company made an initial drawdown of $5.0 million on the Facility and concurrently issued 570,919 common shares of the Company (Note 11) to the Lender pursuant to the terms of the Facility. On June 26, 2013, the Company drew down the remaining $25.0 million on the Facility and issued another 1,315,789 common shares of the Company (Note 11) to the Lender. The initial drawdown and the subsequent drawdown under the Facility mature in July 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

Interest is applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. The proceeds from the draw down are available, among other things, for working capital related to its Turmalina, Caeté and Paciência mining properties in Brazil. The Facility includes a general security agreement over all of the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Loan covenants include restrictions on additional borrowing and granting of security and a requirement that the Company use commercially reasonable efforts to maintain the listing of its common shares on the TSX during the term of the loan.

The Facility is reduced by $1.6 million of transaction costs which are being be amortized using the effective interest method over the term of the Facility.

11.	Capital stock:

a)	Common Shares

On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to the new Chief Operating Officer of the Company.

On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Renvest Mercantile Bancorp Inc. (the “Lender”) upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 10(a)).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Stock Options

The following table shows the stock options outstanding at September 30, 2013:

	Outstanding			Vested
Exercise price (C$)	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price

$0.25 to $2.20	1,604,028	4.05	$0.98	1,070,694	4.04	$1.00

The following table is a summary of stock options granted during the nine month period ended September 30, 2013, the fair values and the assumptions used in the Black-Scholes option pricing formula:

		Weighted Average
	Number of options	Exercise price (CDN$)	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value

Granted in 2013	277,778	$0.55	-	1.09%	0.00%	2.9	82%	$0.27

12.	Basic and diluted earnings per share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Numerator
Net loss for the period	$(13,192)	$(21,625)	$(82,835)	$(35,166)

Denominator
Weighted average number of common shares outstanding - basic	86,396	84,410	85,486	84,410
Dilutive effect of options	-	-	-	-
Weighted average number of common shares outstanding - diluted	86,396	84,410	85,486	84,410
Basic and diluted earnings (loss) per share	$(0.15)	$(0.26)	$(0.97)	$(0.42)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Options	1,674	4,281	1,720	4,591
Convertible notes	26,650	26,650	26,650	26,650
	28,324	30,931	28,370	31,241

13.	Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

As at September 30, 2013	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$23,508	$-	$-	$-	$23,508
Notes payable
Principal	47,820	275,641	-	-	323,461
Interest	16,455	12,273	-	-	28,728
	$87,783	$287,914	$-	$-	$375,697
Other Commitments
Income taxes payable	$16,646	$-	$-	$-	$16,646
Other provisions	7,349	-	-	-	7,349
Operating lease agreements	187	-	-	-	187
Suppliers' agreements
Mine operations (a)	1,264	-	-	-	1,264
Reclamation provisions (b)	4,029	3,252	4,003	13,188	24,472
	$29,475	$3,252	$4,003	$13,188	$49,918
Total	$117,258	$291,166	$4,003	$13,188	$425,615

a)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.
b)	The reclamation provisions are not adjusted for inflation and are not discounted.

14.	Other provisions and Contingent liabilities

Various legal, environmental and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As of September 30, 2013, the Company has recognized a provision of $7.3 million (December 31, 2012 - $4.8 million) representing management’s best estimate of expenditure required to settle present obligations, as noted in the table below. For the nine months ended September 30, 2013 the Company paid $1.1 million in settlements related to the litigations. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

	December 31, 2012	Additions	Reversals	Foreign exchange	September 30, 2013
Labour litigation	$2,500	$3,642	$(1,346)	$(414)	$4,382
Civil litigation	1,727	1,052	(117)	(240)	2,422
Other provisions	569	20	(44)	-	545
	$4,796	$4,714	$(1,507)	$(654)	$7,349

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. Among other items, the Complaint alleges wrongful termination of Mr. Daniel R. Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012. Jaguar and its Board of Directors believe the Complaint to be without merit and are taking any steps necessary to vigorously defend the lawsuit and protect its interests. No accrual has been made related to this lawsuit.

15.	Related party transactions

a)	Transactions with subsidiaries:

The Company has transferred funds to its subsidiaries MSOL, MTL and MCT in the form of loans at a rate of three-month LIBOR plus 4% and export loans at a rate of six-month LIBOR plus 4%. Loans and interest have been eliminated upon consolidation.

b)	Other related party transactions:

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a director of Jaguar Mining. Fees paid to Hermann are recorded at the exchange amount – being the amount agreed to by the parties and are included in administration expenses in the statements of loss and comprehensive loss, and amounts to $221,000 for the nine months ended September 30, 2013.

The Company also incurred legal fees from Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar Mining. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and are included in administration expenses in the statements of loss and comprehensive loss, and amounts to $134,000 for the nine months ended September 30, 2013.

16.	Subsequent event

(i)	On November 1, 2013, the Company and the Named Directors of the Company filed Defendants’ Answer, Affirmative Defenses and Counterclaims (the “Defense”) in response to the complaint filed by Mr. Daniel R. Titcomb ("Titcomb"), certain former officers of the Company, a former director of the Company and shareholders aligned with Titcomb (Note 14).

(ii)	Also on November 1, 2013, the Board of Directors of Jaguar approved a non-binding term sheet outlining the terms of a recapitalization and financing transaction (the “Term Sheet”) with the ad hoc committee of holders (“Ad Hoc Committee”) of its US$165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and US$103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Convertible Notes”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The Term Sheet contemplates a transaction that would provide significant operating liquidity to the Company and its subsidiaries through new equity financing and that would significantly reduce the leverage on the Company’s balance sheet through a debt-for-equity exchange with holders of the Convertible Notes. As a result of this new equity financing and debt-for-equity exchange, current shareholders would have minimal or no continuing equity interest in the Company following the completion of the transaction. The transaction would be implemented through a statutory plan of arrangement. Further details on the recapitalization and refinancing transaction will be made available as definitive documentation is finalized.

In connection with the decision to approve the Term Sheet, Jaguar elected to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes. The Ad Hoc Committee, which represents a majority of the Convertible Notes, supported the Company’s decision to defer this payment. The indenture, dated September 15, 2009 (the “Indenture”), among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, governing the 4.5% Convertible Notes provide a 30-day grace period for payment of interest. Non-payment of interest will not cause an Event of Default under the Indenture unless that interest remains unpaid at the conclusion of the 30 day grace period. If there is an event of default under the Convertible Notes, the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization in connection with a bankruptcy or insolvency occurs. During the 30-day grace period, Jaguar will seek to finalize definitive documentation for the recapitalization and financing transaction described in the Term Sheet, which Jaguar believes is in the best interests of the Company and beneficial to all stakeholders.

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